Exhibit 99.1

A Leading Nordic Insurer Selects Sapiens for Modernization Project Worth $30 Million

Sapiens’ ability to serve as one-stop-shop for all technology, software, delivery and support services was key to the insurer’s decision

Holon, Israel – May 3, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that one of the world’s leading Nordic insurers has selected a wide range of Sapiens P&C and reinsurance solutions to modernize its environment – from core processing to the customer experience. The agreement is valued at approximately $20 million for licensing and services over a period of 2 years, and includes post go-live managed services worth approximately $10 million over 5 years.

Selected Sapiens’ solutions include the IDIT Insurance Suite for policy, claims, and billing; the Sapiens Reinsurance suite of products and the Sapiens INTELLIGENCE and Sapiens PORTAL components of the Sapiens Digital Suite. The insurer’s processing environment will be managed via Sapiens’ hosted services, leveraging the Microsoft Azure cloud environment.

The insurer’s business objective is to transform its operating environment to take advantage of modern technologies and digital capabilities, to deliver an enhanced customer experience, improved time to market, reduced operational risk and increased operational efficiencies.

After a thorough market review of global insurance core solutions, the company selected Sapiens due in large part to Sapiens’ ability to assume responsibility as a single source to address all of the insurer’s needs: technology, software solutions, hosted services and expertise. The insurer was also impressed with Sapiens’ proven delivery record and commitment to commercial markets, including the Nordic market.

“We are delighted to have been selected as a partner for this significant project,” said Roni Al-Dor, president and CEO of Sapiens. “This is a great opportunity for us and demonstrates the strength of our solutions, delivery capabilities and commitment to the global and Nordics market. We anticipate that this will be a long and mutually beneficial relationship.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com